Mail Stop 3561

June 6, 2007

Henry Ender, President
Henya Food Corp.
26 Kendall St.
New Haven, Connecticut 06512

> **Re: Henya Food Corp.**
> **Registration Statement on Form SB-2**
> **Filed May 7, 2007**
> **File No. 333-142658**

Dear Mr. Ender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company established on September 20, 2006 with a history of losses and an expectation of continuing losses and limited operations. You also indicate that you may expand your current operations "through acquisitions of established food distributors in key markets." It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

2. We note you state under your registration fee table "the offering price was determined by the price *shareholders* were sold to our shareholders in a recent offering," as opposed to "price shares were sold." Also, one of your undertakings on page II-5 refers to "Request For Acceleration Of Effective Date: Undertaking Pursuant To Item 512(E) Of Regulation S" – rather than Regulation S-B. Further, on page 4, you refer to the "effectiveness of this prospectus," as opposed to registration statement. Please generally review your document for accuracy and consistency.

3. Please delete parenthetical definitions where the terms are clear from context. See, for example, "Us, We, Our, or the Company" on page 1, "SEC" on page 3, "Foodfest" on page 6, etc.

4. Please eliminate plural references to officers and directors throughout your document because Mr. Ender is your sole officer/director, such as on pages 1, 8 and 18. Also, please revise your disclosure on page 1, where you refer to "management team."

Prospectus Cover Page

5. In connection with being quoted on the Over-the-Counter Bulletin Board, please indicate, as you have on page 4, that there is no assurance that your shares will be quoted and to be quoted on the OTC Bulletin Board, a market-maker must file an application on your behalf in order to make a market for your common stock.

Summary Information, page 1

6. You state that you are a "multi-faceted products broker" that intends to represent food processors in the "global food market." You indicate you will seek to expand your broker base throughout North America, Europe, Israel and Australia and expand your current operations through certain acquisitions and investment of resources. These and similar statements are inappropriate in a summary, given your limited operating history and essentially no business operations. You should indicate in the summary, as stated below, that you have received no revenues

from operations, you have no viable operations, you are a development stage company and you have received a going concern opinion from your auditors. Please revise accordingly.

Summary of the Offering, page 1

7. Please add a separate paragraph that discloses that your sole executive officer and director holds 29.36% of your shares and is related to certain shareholders such that the combined ownership could afford him the ability to exercise substantial control over your direction.

8. Briefly explain how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 2

We have a limited operating history that you can use to evaluate us…

9. Please revise your reference to a "new business enterprise with new management" to indicate that your management consists of Mr. Ender. Discuss whether Mr. Ender has prior experience as a food broker.

Our auditor has expressed substantial doubt as to our ability to continue as a going concern

10. Please explain your reference to "organizational losses."

11. Please delete the following mitigating language from the last sentence of this risk factor: "We believe that our efforts to generate revenue will generate cash flow." Language that mitigates the risk is inappropriate in a risk factors section.

Our stock price may decrease due to our market cap…

12. Please revise this caption so it is more understandable by the average reader or explain what you mean when you refer to "market cap."

Determination of Offering Price, page 4

13. You state here that the offering price was arbitrarily determined. You then go on to say that the offering price was determined by the price shares were sold to your shareholder "in a private placement memorandum." These statements would appear to be inconsistent. Please revise to reconcile, here and elsewhere in your disclosure document.

Plan of Distribution, page 6

14. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. In this regard, please provide comprehensive disclosure as to how and when you expect have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

15. Please tell us whether any of the selling stockholders have taken, or plan to take, a short position in your common stock prior to this resale registration statement's effectiveness. We note, for example, that the distribution of the shares may be effected in ordinary brokers' transactions, which may include long or short sales. Please note that creating short positions before the resale registration statement's effectiveness is inappropriate under Section 5 of the Securities Act because the shares underlying the short sales are deemed to be sold at the time such sales are made.

16. The first sentence in the first paragraph on page 7 appears incomplete. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 8

17. Please concisely state the business of Foodfest and whether it serves as a competitor or collaborator with your business. You state that it "sells regional distributors" in the U.S. Please explain its relationship to the Canadian supermarkets you list. Your reference to "strong working relationships" with these supermarkets is unclear.

18. You state that Mr. Ender has been "involved in a management and ownership position" of various listed entities. Please describe more clearly his position with these entities if he was associated with them within the past five years. Clarify Mr. Ender's work experience during the past five years.

Description of Business, page 11

19. Your disclosure does not does not provide meaningful disclosure about what it is you do and how you do it. See Item 101 of Regulation S-B. As examples, please

consider the following:

- What companies do you currently represent and what are the terms of the arrangements you have with them?
- What services do you provide and how do the services you currently provide differ from those you describe here that you intend to provide?
- What do you mean when you refer to principals; are they wholesalers?
- What do you mean when you refer to the "listing" of products?
- What markets do you intend to participate in; your disclosure at the bottom of page 13 would seem to indicate that you plan to assist Canadian wholesalers but your disclosure on page 11 is vague?
- What contracts do you have to provide broker representation and services?
- How, when and with what resources will you create labeling for products, develop sales and marketing materials to promote products to buyers, etc?

The above are only examples based upon your existing disclosure. Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations. Currently most of your disclosure is devoted to an explanation of kosher and organic foods but you do not explain your role in bringing these products to consumers. In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements. Include all key detail relevant to an understanding of your business. We may have further comment based upon your revisions.

20. You indicate in the penultimate paragraph on page 11 that "many brokers have established solid relationships with retailers and wholesalers, and have regular appointments with their buyers." Do you have established relationships with regular appointments?

21. In the last paragraph on page 11, you state that "some markets may require that a broker and distributor be used, while other areas can be most effectively serviced through direct sales…" Which markets are these?

22. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the following statements:

- "Analysts expect this trend [of natural foods market maturing] to continue, as the natural and organic food marketplace is still dominated by a large number of small companies."
- "…some analysts have suggested that the rapid expansion of this market may result in a shortage of qualified inspectors to certify organic foods."
- "…only a tenth of total kosher food purchases are by observant Jews" and "observant Jews account for less than a tenth of total kosher food purchases in this country, out of a total customer base of around 11

million."

Management Discussion and Analysis or Plan of Operations, page 15

Caution Regarding Forward-Looking Information

23. The reference to certain statements contained in this "quarterly filing" does not appear correct. Please advise or revise.

Plan of Operations

Second Quarter 2007

24. Please describe the "significant contacts" management has with banks, investment funds and broker-dealers which it intends to utilize in seeking investment partners.

25. You disclose in the presentation of Summary Financial Data that you had revenues of $110,101 through January 31, 2007. It is not clear from your discussion what specific service you are currently offering to current customers. Please revise your disclosures to clearly state what type of service you rendered to earn these revenues.

Third Quarter 2007

26. Similarly, please describe management's "extensive relationships" with food brokers, food distributors, food processors, law firms, accounting firms and investment firms and specifically explain how you will leverage these relationships to gain access to their clients for the purpose of gaining these companies as your clients.

Capital Resources and Liquidity, page 16

27. Please discuss in further detail your ongoing capital requirements to continue existing operations and those required to expand. Please explain to whom the management fees will be paid. Also discuss the travel and marketing expenses you anticipate.

28. We note your stated belief that you can satisfy your cash requirements for the next twelve months with your current cash, receivables and expected revenues from your current contracts. Revise to elaborate upon the terms of those contracts. Do you have exclusive rights to provide brokerage services to your clients? Are they long- or short-term contracts? Provide readers with additional information as to your current business.

Summary Compensation Table, page 18

29. In the Stock Awards column it is unclear whether the amount shown is the dollar amount recognized for financial statement reporting purposes or the number of shares awarded. Please revise or advise.

30. Footnote (1) refers to a $30,000 fee Mr. Ender earned for his services. Why is this amount not reflected in the table? We note your indication that "such amount has accrued but has not been paid" but it is not clear if you are referring to the total fees amounting to $40,000 or only the $30,000 fee and, in any event, the total amount earned should appear in the table, even if it has not yet been paid.

31. Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table required by Item 402(b) of Regulation S-B. For example, discuss the stock awards to Mr. Ender, management agreements, and any additional information that explains how you arrived at the $10,000 and $30,000 amounts earned by Mr. Ender and how you arrived at the $90,000 in accrued fees to which you make reference in the footnotes to your financial statements.

32. You refer to the "Option Grants Table," "Aggregated Option Exercises and Fiscal Year-End option Value Table" and "Long-Term Incentive Plan ("LTIP") Awards Table." These references would appear to be to tables that existed in Item 402 of Regulation S-B prior to its recent revision. Please revise this discussion to refer to the correct table – "Outstanding Equity Awards at Fiscal Year-End" - as required pursuant to Item 402(d) of Regulation S-B.

Employment Agreements, page 19

33. Please identify the individuals with whom you have management agreements and discuss their terms. Please file them as exhibits.

Unaudited Financial Statements – as of January 31, 2007

General

34. Where applicable, please revise your interim financial statement to comply comments issued on your audited financial statements.

Balance Sheets – Unaudited, page F-2

35. Please change the date above the column labeled "Unaudited" to January 31, 2007.

Report of Independent Registered Public Accounting firm, page F-8

36. We note that you auditor is based in Ontario, Canada. Given that your principal place of business is in Connecticut and you are incorporated Delaware, please explain to us why you believe that it is appropriate for you to utilize the services of an audit firm located in a foreign country.

Balance Sheet, page F-9

37. We note your disclosure in Notes 5 and 6 that the notes receivable balance of $40,000 relates to the payment of 50 million shares of common stock purchased by the founders at inception on September 20, 2006. Please revise your financial statements to present separately the notes receivable as a deduction to stockholders' equity for all periods presented. Please also revise your note disclosures accordingly. Refer to SAB 4:E.

38. We note that you present deferred offering costs of $82,035 as of the balance sheet date. Please explain to us and disclose the nature and type of these costs and the specific offerings that you incurred them. Please also revise your policies in Note 4 to include your accounting for deferred offering costs. See SAB Topic 5:A.

Statement of Operations, page F-10

39. Please revise your presentation to identify the amount of expenses included in each line item that you paid using shares of your common stock for all periods presented. Please also revise your accounting policies to disclose the method and assumption used to determine the fair value assigned to the shares issued.

Notes to the Financial Statements

General

40. Please disclose the nature of your accounts receivable and the amount and basis for any allowance for doubtful accounts for all periods presented. If there is no allowance, please explain why.

Balance Sheet, page F-2

41. It does not appear as if you have collected any of the revenues you have recorded since the inception of your business. Please discuss payment terms and when you expect to be paid in your discussion of liquidity in the management's discussion section of the filing.

Note 3. Going Concern, page F-13

42. We note your disclosure relating to your plans for obtaining additional funds to continue to operate the company as a going concern. Your current disclosure suggests that perhaps the only anticipated source of funds to implement your business plan is to raise capital through the sale of your common stock even though there is not a guarantee such an offering will be successful. Please note that Section 607.02 of the financial reporting codification requires the appropriate and prominent disclosure of a registrant's financial difficulties *and viable plans* to overcome such difficulties. Please indicate whether these are management's sole plans with respect to alleviating the substantial doubt regarding your ability to continue as a going concern, or identify the viability of other possible courses of action such as loans from management. Please ensure that all bullet points contained in AU 341.10 have been addressed including possible discontinuance of operations.

Note 4. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

43. Please clarify in your disclosure the nature of the revenues you earn and the customers you have during the development stage. If all of your current customers are related parties, please revise your disclosures to indicate so.

Note 6. Capital Stock, page F-16

44. Please revise your disclosure to state the number of shares of common stock outstanding for all periods presented.

Note 7. Related Party Transactions, page F-16

45. Please revise your disclosures to clarify the type of services rendered and the nature of the commissions earned from related companies. Also, please expand your discussion of the nature of the relationship between you and the related parties. See paragraph 2 of SFAS 57.

46. Revise your disclosures to discuss your arrangements concerning the use of the corporate office and related equipment and services (e.g. phone and fax).

Note 8. Income Taxes, page F-17

47. Disclose your calculation of deferred tax assets and related components as required by paragraph 43 of SFAS 109.

Note 10. Subsequent Events, page F-17

48. We note that you sold shares of common stock prior to October 31, 2006 for
    $72,868 wherein the shares were not yet issued. Disclose what balance sheet line
    item you classified this amount and why. Tell us if any conditions have to be met
    before the shares can be issued. Please also revise your disclosure to state the
    number of shares sold and price per share, the amount and nature of any offering
    costs deferred, and how you treated these shares in your calculation of earnings
    per share and why. Please reconcile the proceeds of $72,868 disclosed with the
    proceeds of $67,965 disclosed in the last paragraph of Note 6. If these amounts
    represent proceeds from different stock sales, please provide the number of shares
    sold, price per share, along with the amount and nature of any offering costs
    deferred for each issuance. Clarify in your disclosures how you treated these
    shares in your earnings per share calculations and why.

Recent Sales of Unregistered Securities, page II-2

49. Here or on page 4, please describe the services rendered by the 8 shareholders to
    whom you issued 50,000,000 shares of your common stock on September 20,
    2006.

Exhibits, page II-4

Exhibit 23.1 – Consent of Walker & Company Chartered Accountants Professional
Corporation

50. We note that the report date of January 9, 2007 in the consent does not agree with
    the January 29, 2007 on the report on page F-8. Please revise accordingly.

*****

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that the filing includes all
information required under the Securities Act of 1933 and they have provided all
information investors require for an informed investment decision. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        Facsimile No.: (732) 577-1188